Exhibit 12
MSW ENERGY HOLDINGS LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, in thousands of dollars)

	For the Three Months Ended
	March 31,
	2006		2005
EARNINGS:
Pre-tax income from continuing operations before minority interests	$2,531		$2,862
Add:
Fixed charges	15,466		16,913

Earnings, as adjusted	$17,997		$19,775

FIXED CHARGES:
Interest expense	$15,466		$16,913

Fixed charges	$15,466		$16,913

RATIO OF EARNINGS TO FIXED CHARGES:	1.16	x	1.17	x